UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2005

Commission File No. 0-31096

INTERNATIONAL TOWER HILL MINES LTD.

Registrant's Name

#507, 837 West Hastings Street, Vancouver, British Columbia, Canada, V6C 3N6

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F       X

 Form 40-F   ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                           No       X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _______________

Documents Included as Part of this Report

Exhibit No.

Document

99.1

Unaudited financial statements for the nine months ended February 28, 2005.

992.

Management Discussion & Analysis

99.3

Form 52-109FT2 – CEO, as required by Canadian regulators

99.4

Form 52-102FT2 – CFO, as required by Canadian regulators

99.5

News Release dated March 31st, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL TOWER HILL MINES LTD.

(Registrant)

By

/s/ Anton J. Drescher

Anton J. Drescher,

President

Date     April 15th, 2005

Exhibit 99.1

INTERNATIONAL TOWER HILL MINES LTD.

#507, 837 West Hastings Street

Vancouver, BC V6C 3N6

Tel: 604.685.1017

Fax: 604.685.5777

International Tower Hill Mines Ltd.

Consolidated Financial Statements

(Expressed in Canadian dollars)

February 28, 2005

International Tower Hill Mines Ltd.

Consolidated Financial Statements

February 28, 2005                                                                                                                                     Page

Consolidated Statements of Operations and Deficit

3

Consolidated Balance Sheets

4

Consolidated Statements of Cash Flows

5

Notes to the Consolidated Financial Statements

6-13

International Tower Hill Mines Ltd.

Consolidated Statement of Operations and Deficit

(Expressed in Canadian dollars)

	For the three months ended		For the nine months ended
	February 28,	February 29,	February 28,	February 29,
	2005	2004	2005	2004
Income
Interest	$ 122	$ 1,156	$ 127	$ 3,763

Expenses
Management fees	15,000	7,500	45,000	22,500
Office and miscellaneous	184	447	2,589	3,704
Professional fees	76	750	11,376	6,822
Rent	1,800	1,800	5,400	5,400
Stock exchange and filing fees	765	200	5,761	6,168
Transfer agent fees	970	973	3,457	3,471
Travel and promotion	454	-	692	868

	19,249	11,670	74,275	48,933
Other
Recovery of exploration expense-Permit fees	14,888	-	14,888	-
Gain on sale of marketable security	-	-	9,140	-
	14,888	-	24,028	-
Loss from operations	(4,239)	(10,514)	(50,120)	(45,170)

Deficit, beginning of period	(2,465,700)	(2,210,145)	(2,419,819)	(2,175,489)

Deficit, end of period	$ (2,469,939)	$ (2,220,659)	$ (2,469,939)	$(2,220,659)

(Loss) per share (note 6)	$ (0.0004)	$ (0.001)	$ (0.005)	$ (.005)

Weighted average number of shares Outstanding	9,012,183	9,012,183	9,012,183	9,012,183

International Tower Hill Mines Ltd.

Consolidated Balance Sheets

(Expressed in Canadian dollars)

      Nine months to               Year ended

        February 28,

                  May 31,

                                                                                                                              2005                              2004

Assets
Current
Cash and cash equivalents	$ 543	$ 111,180
Marketable securities (note 3)	-	37,520
BC mining exploration tax credit receivable	-	6,149
Accounts receivable	4,308	5,833
Drilling advance	-	30,000
Prepaid expenses	2,473	1,642
	7,324	192,324

Term deposit (note 4a)	2,500	2,500

Mineral properties (note 4)	1,082,134	969,907
	$ 1,091,958	$ 1,164,731

Liabilities
Current
Accounts payable and accrued liabilities	$ 42,733	$ 68,886
Due to a shareholder	3,500	-
	46,233	68,886

Share Capital and Deficit

Share capital (note 5)	3,515,664	3,515,664

Deficit	(2,469,939)	(2,419,819)
	1,045,725	1,095,845
	$ 1,091,958	$ 1,164,731

Commitments (note 4)

Approved by the Directors:

“Anton J. Drescher”

Anton Drescher, Director

“Rowland Perkins”

Rowland Perkins, Director

International Tower Hill Mines Ltd.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	For the three months ended		For the nine months ended
	February 28,	February 29,	February 28,	February 29,
	2005	2004	2005	2004
Cash provided by (used for)

Operating activities
(Loss) for the period	$ (4,239)	$ (10,514)	$ (50,120)	$ (45,170)
Gain on sale of marketable security	-	-	(9,140)	-
Changes in non-cash items:
Accounts receivable	217	221	1,525	1,592
BC mining exploration tax credit	6,149	-	6,149	-
Accounts payable and accrued liabilities	27,666	804	(26,153)	(3,654)
Prepaid expenses	(2,235)	-	(831)	3,014
Drilling advance	-	-	30,000	-
Due to directors	2,000	1,100	3,500	1,100

	29,558	(8,389)	(45,070)	(43,118)

Investing activities
Mineral property	-	-	(12,760)	-
Mineral property exploration costs	(29,601)	-	(99,467)	(1,150)
Proceeds on sale of marketable security	-	-	46,660	-

	(29,601)	-	(65,567)	(1,150)

(Decrease) in cash and cash equivalents	(43)	(8,389)	(110,637)	(44,268)

Cash and cash equivalents, beginning of period	586	166,833	111,180	202,712

Cash and cash equivalents, end of period	$ 543	$ 158,444	$ 543	$ 158,444

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

February 28, 2005

1.

Nature of Operations

The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. At February 28, 2005, the Company was in the exploration stage and had interests in properties in British Columbia, Alberta and Quebec, Canada.

The recoverability of amounts shown as mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development and future profitable production or disposition thereof.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2.

Significant Accounting Policies

The following is a summary of the significant accounting policies used by management in the preparation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles.

a)

Basis of consolidation

These consolidated financial statements include the accounts of International Tower Hill Mines Ltd. and its wholly owned subsidiary 813034 Alberta Ltd. (“813034”), an Alberta corporation.

b)

Cash equivalents

The Company considers cash equivalents to consist of highly liquid investments with a remaining maturity of three months or less when purchased.

a)

Marketable securities

Marketable securities are valued at the lower of cost or market. During the period, the Company disposed all of it’s shares.

d)

Mineral properties

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written-off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written -off to operations.

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

(Prepared by Management)

(Unaudited)

February 28, 2005

1.

Significant Accounting Policies (continued)

a)

Foreign currency translation

Monetary assets and liabilities resulting from foreign currency transactions are translated into Canadian dollars using the year end conversion rates.  Acquisition and exploration costs have been translated at the dates of occurrence.

f)

Income (loss) per share

Income (loss) per share amounts have been calculated based on the weighted average number of shares outstanding during the period. The weighted average number of shares outstanding during the period was 9,012,183 (2004 – 9,012,183).

The Company uses the treasury stock method of calculating fully diluted per share amounts whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period.

a)

Financial instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.  Where practicable, the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise, only available information pertinent to fair value has been disclosed.

a)

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

b)

Income tax

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized.  Future income taxes assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

(Prepared by Management)

(Unaudited)

February 28, 2005

2.

Significant Accounting Policies (continued)

Tax benefits arising from past losses and unused resource pools have not been recorded due to uncertainty regarding their utilization.

c)

Stock based compensation

Effective June 1, 2003, the Company adopted, on a prospective basis, the recommendations of the Canadian Institute of Chartered Accountants with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments.  Under this policy the Company has elected to value stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.

d)

Joint venture accounting

Where the Company’s exploration and development activities are conducted with others, the accounts reflect only the Company’s proportionate interest in such activities.

1.

Marketable Securities

	2005	2004
Marum Resources Inc.	$ -	$ 37,520

At February 28, 2005 the Company disposed all of 469,000 shares of Marum Resources Inc. (2004  – 469,000 shares; market value $37,520), acquired as part of the investment in the Chinchaga Project joint venture, with an historical cost of $51,590.

2.

Mineral Properties

Accumulated costs in respect of mineral claims owned, leased or under option, for the nine months ended February 28, 2005 consist of the following:

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

(Prepared by Management)

(Unaudited)

February 28, 2005

4.

Mineral Properties (continued)

	Siwash Silver Leases	2005 Total	2004 Total
Acquisition costs
Beginning balance	$ 205,000	$ 205,000	$ 258,550
Lease costs	12,760	12,760	-
Ending balance	217,760	217,760	258,550
		Deferred exploration	Deferred exploration
Beginning balance	764,907	764,907	839,732
Assay and sampling	3,120	3,120	-
Drilling	51,052	51,052	-
Geological assessment report	15,062	15,062	-
Geological and consulting services	20,689	20,689	-
Miscellaneous	-	-	1,150
Surveying	9,544	9,544	-
Ending balance	864,374	864,374	840,882
Total deferred costs	$1,082,134	$ 1,082,134	$ 1,099,432

a)

Siwash Silver Leases

i)

On October 27, 1987, the Company was granted an option to acquire a 100% interest in certain mineral claims situated in the Similkameen Mining Division of British Columbia.

The agreement required total consideration of $160,000 to be paid in annual instalments  of $12,500 all of which have been paid.

On November 17, 1987, the Company paid $1,000 to Brenda Mines Ltd. (Brenda) to obtain certain information on this property and gave Brenda the option to provide production financing should the property come into production in the future.  The Company has granted Brenda an option to acquire a 51% interest in the property for 90 days following a positive production recommendation by an independent consulting firm.  Terms of the option include reimbursing all exploration and feasibility study expenditures incurred to that date up to a total of $2 million and providing all capital required to bring the property into production.  In the event that the property generates a positive cash flow, Brenda will retain 80% of profits until all development capital plus interest has been repaid, at which time proceeds will be distributed based on interest in the project.

If the Company decides to sell any or all of its interest in the property to a third party, it must first offer that interest to Brenda on the same terms and Brenda shall have 60 days to advise the company of its decision.

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

(Prepared by Management)

(Unaudited)

February 28, 2005

4.

Mineral Properties (continued)

The Company has pledged a $2,500 term deposit as reclamation security as required by the Province of British Columbia.

i)

On September 18, 1996, the Company acquired a 100% interest in certain mineral claims situated adjacent to the Company’s Siwash Silver Leases in the Similkameen Mining Division of British Columbia. The purchase price of the claims was $15,000 (which has been paid) and upon commencement of production of valuable minerals from the claims, the vendor will receive a royalty of 1% of net smelter returns.

ii)

The Company staked an additional 99 Claims in the Similkameen Mining Division of British Columbia, at a cost of $5,730.

iii)

The Company entered into a joint venture with Ravencrest Resources Inc. (“Ravencrest”), a public company reporting in British Columbia, whereby the Company granted the right to Ravencrest to acquire a 50% interest in two claim groups on the Siwash Creek Property, the Siwash 4 Mineral Claim, consisting of 16 units, and the Siwash 3 Mineral Claim, consisting of 16 units.

a)

Chinchaga Project

On January 29, 1999, the Company entered a joint venture agreement with Marum Resources Inc. to explore for diamonds in the Chinchaga area of northern Alberta, Canada.  The Company must contribute $300,000 by way of cash or cash equivalents, whereby a maximum contribution of $100,000 can be made through private placement for shares in Marum Resources Inc.  The Company will receive 50% interest in Marum’s working interest in the three townships of the Chinchaga area.

The agreement required total consideration of $300,000 to be paid as follows

$ 150,000

before June 30, 1999 for first 25% interest

$ 150,000 (amended)

before September 30, 2000 for remaining 25% interest

During 1999, the Company exercised its option to purchase the 1,000,000 private placement units of Marum Resources Inc. for $100,000 and expended $50,000 for the development of the Chinchaga project.  Each private placement unit contains one common share and one non-transferable share purchase warrant to purchase one additional common share at a price of $0.12 per share, exercisable for a period of two years from the date of payment for the units.  During fiscal 2000, the Company exercised the 1,000,000 warrants and purchased 1,000,000 shares of Marum for $120,000.

During fiscal 2001, the Company and Marum amended the agreement whereby the Company has now earned its 50% interest in the project through the advance of $270,000 as detailed above.  During fiscal 2002, the deferred costs related to the property were written down to a nominal amount, and in the year May 31, 2004 the balance was written-off.

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

(Prepared by Management)

(Unaudited)

February 28, 2005

4.

Mineral Properties (continued)

c)

Torngat Property

During November 1999, the Company was granted two (2) exploration permits totalling 108.5 square kilometers in northern Quebec, know as the Torngat property.  The Company has commenced aerial exploration and surveying of the kimberlite dike area under an arrangement with four other companies whereby common costs are shared.  As part of the permits, the Quebec government has agreed to reimburse 50% of exploration expenditures up to a maximum of $220,000.  During fiscal 2001, the Company received $26,300 in reimbursement for expenses from the Quebec government.  During the year end May 31,2004, the deferred costs related to the property were written off as no work is currently planned on the property.  During the nine months ended February 28, 2005, the Company received $14,288 for reimbursement of exploration and permit expenses from the Government of Quebec.

d)

Fort Vermillion Property

During fiscal 2002, the Company applied for and received metallic and industrial mineral permits covering 40 sections of land, 9,216 hectares each, in the Province of Alberta.  During May 31,2004, the deferred costs related to the property were written off as no work is currently planned on the property.

5.

Share Capital

Authorized:

20,000,000 common shares without par value

	2005		2004
Issued	Number of Shares	Amount	Number of Shares	Amount

Balance, beginning and end of period	9,012,183	$3,515,664	9,012,183	$3,515,664

6.

Earnings Per Share

Fully diluted earnings per share has not been disclosed in 2005 or 2004 as the results are anti-dilutive.

7.

Related Party Transactions

During the period the Company paid and accrued$45,000 (2004 - $ 22,500) in management fees and $  856 (2004 - $  803) in professional fees to a company controlled by an individual who is a director of the Company.

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

(Prepared by Management)

(Unaudited)

February 28, 2005

8.

Income Taxes

The Company has resource deduction tax pools, which do not expire, of approximately $2,578,348 available to offset future taxable income.

1.

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

These financial statements are prepared in accordance with GAAP in Canada, which differs in certain respects from GAAP in the United States.  The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

a)

Mineral property exploration and development

Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of minerals has been located.  Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process.  The effect on the Company’s financial statements is summarized below:

	For the nine months ended
	February 28,	February 29,
	2005	2004
Consolidated statement of
operations and deficit
Income (loss) for the year under
Canadian GAAP	$ (50,120)	$ (45,170)
United States GAAP	$ (50,120)	$ (45,170)

Gain (loss) per share – US GAAP	$ (0.005)	$ (0.005)
Consolidated balance sheet Assets
Mineral Properties
Canadian GAAP	$ 1,082,134	$ 1,099,432
Resource property expenditures
(cumulative)	(864,374)	(840,882)
United States GAAP	$ 217,760	$ 258,550
Deficit
Canadian GAAP	$ (2,469,939)	$(2,220,659)
Resource property expenditures
(cumulative)	(864,374)	(840,882)
United States GAAP	$(3,334,313)	$(3,061,541)

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

(Prepared by Management)

(Unaudited)

February 28, 2005

1.

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)  (continued)

a)

Marketable securities

Under United States GAAP, the Company would classify the marketable securities as “Securities available for resale”.  The carrying value on the balance sheet at February 28, 2005 would be $Nil (2004 -$37,520) and the unrealized gain (loss) would be posted to shareholder’s equity $9,140 (2004 - $nil).

b)

Stock based compensation

Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value.  The Company has chosen to account for all stock-based compensation in accordance with the provisions of SFAS 123.  Accordingly, compensation cost for stock options granted is measured as the fair value at the date of grant.

c)

Loss per share

Under both Canadian and United States GAAP basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.  The weighted average number of shares outstanding under United States GAAP for the periods ended February 28, 2005 and 2004 was 9,012,183.

d)

Income taxes

Under United States GAAP, the Company would have initially recorded an income tax asset for the benefit of the resource deduction pools.  This asset would have been reduced to $nil by a valuation allowance.  This results in no difference in net income reported between Canadian and United States GAAP.

e)

New accounting pronouncements

In July 2001, FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”, that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets.  The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. SFAS No. 143 is required to be adopted effective January 1, 2003.

The adoption of these new pronouncements is not expected to have a material effect on the Company’s financial position or results of operations.

Exhibit 99.2

INTERNATIONAL TOWER HILL MINES LTD.

#507, 837 West Hastings Street

Vancouver, BC  V6C 3N6

Tel:  604.685.1017

Fax:  604.685.5777

April 7th, 2005

MANAGEMENT DISCUSSION & ANALYSIS

This Management Discussion & Analysis should be read in conjunction with our consolidated financial statements and the accompanying notes for the nine months ended February 28th, 2005.  Except where otherwise noted, all dollar amounts are stated in Canadian dollars. Additional information relating to International Tower Hill Mines Ltd. is available on SEDAR at www.sedar.com.

Overview

We are a British Columbia incorporated company.  We were originally incorporated under the name "Ashnola Mining Company Ltd." on May 26, 1978.  We changed our name to “Tower Hill Mines Ltd.” on June 1, 1988, and subsequently changed our name to “International Tower Hill Mines Ltd.” on March 15, 1991.

Our wholly-owned subsidiary, 813034 Alberta Ltd., an Alberta corporation, was incorporated in 1999.  We incorporated this subsidiary because, pursuant to the laws of the Province of Alberta, mineral permits can only be registered to either an Alberta resident or corporation.  Our subsidiary does not have any operations except for holding permits for our Alberta properties in its name.

We are publicly traded on the TSX Venture Exchange under the trading symbol “ITH”.  We trade on the OTC BB under the trading symbol “ITHMF”, and trade on the Berlin Stock Exchange -- Unofficial Regulated Market and the Frankfurt Stock Exchange under the trading symbol “IW9”.

Since inception in 1978, we have been in the business of acquiring, exploring and evaluating interests in mineral properties.  Our current property interests are held for the purposes of exploration for precious metals and diamonds.  Any exploration and sampling activities that we may conduct are generally carried out during the months of May through September.  During the months of October to March, snow often prevents effective exploration and sampling activities.  Drilling, however, can be conducted on a year-round basis.

Our properties in British Columbia, Alberta and Quebec are at an early exploration stage, with no established mineral reserves.  The exploration work on these properties primarily consists of airborne surveys, which may reveal magnetic anomalies followed by ground sampling programs, for the purpose of identifying potential drill targets.  Any drilling operations are conducted with small scale equipment only.  We are only required to obtain permits when mechanized equipment is used by our contractors.  We obtain any permits that we may require from the provincial government ministry responsible for mining operations in which our property is situated.  The process to obtain a permit involves filing an application form with the appropriate mining regulatory authority in Alberta and Quebec.  In British Columbia, we are required to file an application form and mark the actual property with stakes.  The Company currently has permits in Quebec.

We currently hold interests in the following properties:  Siwash Creek Property, British Columbia; Torngat Property, Quebec; Fort Vermillion Property, Alberta; and Chinchaga Property, Alberta.

We have entered into a joint venture with Ravencrest Resources Inc. (“Ravencrest”), a public company reporting in British Columbia, whereby we granted the right to Ravencrest to acquire a 50% interest in two claim groups on the Siwash Creek Property, the Siwash 4 Mineral Claim, consisting of 16 units, and the Siwash 3 Mineral Claim, consisting of 16 units.

We are also evaluating whether to continue exploration of our other mineral properties in which we currently hold an interest and whether we may acquire additional properties for exploration and development.

Siwash Creek Property

We carried out a diamond drill program on our 100% owned Siwash Property in south central British Columbia.  The Siwash Property is located in close proximity to both Brenda Mines Ltd. (copper and molybdenum production) and Almaden Minerals Ltd. (gold production) mineral projects.  The 2004 program was designed to further delineate the gold, silver and copper values intersected in the northeastern portion of the property.  Drill results to date indicate a similar style of mineralization as that found at Brenda Mines.  In addition, these drill results indicate that the gold/silver/copper mineralization extends approximately 500 meters in a north-south direction and 800 meters in an east-west direction to a depth of approximately 125 meters.  Drilling also indicates that this zone is still open to the west, north, east and depth.

The 2004 diamond drill program, carried out between May and August, extended the CU/AU bearing horizon to the south and north between sections 52+00E and 62+00E.  A total of 1013 metres were drilled in 5 holes in the same areas as the last four diamond drill programs.  50 metres of meta-volcanics were intersected.  This favourable horizon was cut out by intrusives of quartz-feldspar-porphyry over 203 metres while granodiorite was intersected in 738 metres of the total 1013 metres drilled.

Nine of the 153 samples assayed contained more than 0.010 ppm gold and four samples contained more than 1000 ppm copper.  The weighted average of these gold assays over 9.6 metres was

1.547 ppm (assays are not contiguous), which is equal to 1.547 grams per tonne.  Zinc assays averaged 1.131 ppm or 0.113 per cent with several assays carrying values between 1.0 percent to a maximum of 7.71 percent.

During the diamond drill program, we instigated the staking of ninety-nine more units to the east of and contiguous to our Siwash Property.  These units, comprising 17 claims are in addition to the mineral claims acquired by us in 1996.

We completed a drilling program in 2004 on the Siwash Creek Property.  During the course of the drilling program, we acquired 17 new mineral claims adjacent to our Siwash Creek Property by staking.  We subsequently retained Apex Geoscience Ltd., of Edmonton, Alberta, which has prepared a 43-101 report, “Technical Report on the Precious and Base Metal potential of the Siwash Creek Property, Similkameen Mining Division, NTS 092H, British Columbia, Canada” dated November 29th, 2004 (the “Report”), which Report is currently being reviewed by the TSX Venture Exchange prior to being filed on SEDAR.

Apex Geoscience has recommended a three phase exploration program for the Siwash Creek Property.  Phase I is to consist of a helicopter borne, high-resolution magnetic and electromagnetic survey over the entire property at 200 metre line spacing (approximately 500 line kilometers at $175/line km = $87,500), which airborne survey should be overseen by a geophysicist to ensure proper quality control and quality assurance are met ($5,000). As well, an Interpretation of the newly acquired geophysical data in conjunction with a re-interpretation/compilation of all existing geochemical, geological and drill core data may help to identify new target areas ($20,000).

Phase 2, which would not be contingent upon the results of Phase I, would consist of:

(a)

a field based program with the establishment of a property wide grid and the collection of soil samples at 100 metre spacing over areas with pre-existing data and at a spacing of 150 metres for the new portion of property.  In total, about 5,000 samples would be collected.  As well, as part of a standard quality control/quality assurance program, 15% of all samples would be collected in duplicate (750 samples)(approximately $60/ sample all-up = $307,500);

(b)

ground-proofing of geophysical anomalies returned from the airborne survey and the acquisition of ground magnetic and electromagnetic geophysical data on selected targets.  In total, the cost to complete five grids (43 line kilometers each) where lines would need to be cut, with both magnetics and electromagnetics is about $100,000; and

(c)

property scale geological mapping in conjunction with the mapping and sampling of old trenches. All workings, trenches, and significant rock samples should be re-located and checked assayed. ($5,000 to complete mapping and assaying approximately 200 rock samples at $20/sample = $9,000).

Phase 3, which would be contingent on the results of Phases 1 and 2, would involve one or more of the collection of infill soil samples, ground geophysics and/or a diamond drill program to test historic targets and new targets developed during Phases 1 and 2.

The total cost to complete the recommended Phase 1 and 2 exploration is $530,000 Cdn.  The cost for Phase 3 cannot be determined at this time.

Torngat Property

Although we have no current plans to carry out an exploration program on the Torngat property we may, at some point in the future, carry out a follow-up sampling and mapping program on the property with the objective to take significantly larger samples from various locations on the 5-metre wide dyke and to explore for additional dykes on the basis of airborne geophysical data.

Fort Vermillion Property

We have no current plans to carry out any exploration on the Fort Vermillion Property.

Chinchaga Property

To date, cumulative exploration activities that we have carried out on the Chinchaga Property have not generated results that justify a high level of ongoing exploration activities.  We have placed the Chinchaga Property on hold in respect of ongoing exploration.

Recent Events

By News Release dated March 31st, 2005 we announced that we had entered into a Mining Venture Agreement dated March 31st, 2005 with Ravencrest, pursuant to which we granted the right to Ravencrest to acquire a 50% interest in two claim groups on our Siwash Creek Property, the Siwash 4 mineral claim, consisting of 16 units, and the Siwash 3 mineral claim, consisting of 16 units (the “Joint Venture Claims”).

Pursuant to the terms of the Mining Venture Agreement, we will enter into a joint venture with Ravencrest to explore the Joint Venture Claims.  Ravencrest will be responsible for conducting all exploration and development of the Joint Venture Claims.

The Joint Venture Claims are the subject of a Technical Report on the Precious and Base Metal potential of the Siwash Creek Property, Similkameen Mining Division, as prepared by APEX Geoscience Ltd., of Edmonton, Alberta, dated November 29, 2004.

In order to earn its 50% interest, Ravencrest must pay the sum of $25,000 and issue up to 100,000 common shares in the capital stock of Ravencrest at a deemed price of $0.10 per share.  Ravencrest is also required to carry out further work on the Joint Venture Claims based on a work program recommended by APEX Geoscience Ltd. in the sum of $112,500 on or before March 31st, 2006.

Ravencrest is a reporting company in British Columbia.  The transaction is non-arm’s length as Anton J. Drescher, our director and controlling shareholder, is a director and controlling shareholder of Ravencrest.

The terms of the Mining Venture Agreement are subject to the approval of the TSX Venture Exchange.

Plan of Operation

Our plans over the next 12 months are to proceed with additional exploration of the Siwash Creek Property, subject to raising sufficient capital, likely by the issuance of equity securities and by way of joint venture with Ravencrest, which has been granted an option to acquire a 50% interest in two claim groups on our Siwash Creek Property.

While we may evaluate other properties for acquisition, we do not have any specific plans to purchase any additional properties over the following 12 months.  In the event that we decide to purchase additional properties, we will finance such a purchase through the sale of marketable securities.

Our long-term goal is to carry out additional exploration programs on our Siwash Creek Property as warranted, subject to funding, and to seek out and acquire additional properties for exploration and development.

Summary of Quarterly Results

Description	Nine months ended Feb 28 2005 $	Six months ended Nov. 30 2004 $	Three months ended Aug. 31 2004 $	Year ended May 31 2004 $	Nine months ended Feb 29 2004 $	Six months ended Nov. 30 2003 $	Three months ended Aug. 31 2003 $	Year ended May 31 2003 $
Net Revenues	127	5	0	4,519	3,763	2,607	1,528	7,023
Net loss for period
Total	(50,120)	(15,415)	(30,466)	(244,330)	(45,170)	(34,656)	(17,708)	(57,978)
Per share	(0.0004)	(0.001)	(0.003)	(0.03)	(0.005)	(0.003)	(0.001)	(0.01)

(a)

Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2002, 2003 or 2004.

(b)

Net revenues consisted of interest payable.

(c)

The difference in net losses between the year ended May 31, 2004 and May 31, 2005 The increase of net losses in fiscal 2004 compared to fiscal 2003 was due primarily to a write off of deferred acquisition and exploration expenditures on three of our four mineral properties.

(d)

Refer to “Results of Operations” herein for a discussion of the differences between the results from the quarters ended February 29, 2004 and February 28, 2005.

Liquidity and Capital Resources

As of February 28, 2005, we reported cash and cash equivalents of $543 compared to $111,180 for the nine months ended February 29, 2004.  The decrease of $110,637 in cash was for operating expenses and carrying out the 2004 diamond drill program on the Siwash Creek Property.  We have historically satisfied our capital needs by issuing securities.

As of February 28, 2005, we had a working capital deficiency of $38,909, compared to a working capital reserve of $123,438 as at February 29, 2004.  We anticipate that our working capital reserve is insufficient to cover our current administrative and operating expenses.  We estimate that we will require approximately $7,500 per month, or $90,000 annually, to fund our general and administrative expenses.  We have historically satisfied our capital needs primarily by issuing equity securities, although there is no assurance that we will be able to obtain any additional financing on terms acceptable to us, if at all.

We expect that we will operate at a loss for the foreseeable future.  We will require additional financing to fund further exploration of our mineral properties or to acquire additional mineral properties.  We have historically satisfied our capital needs primarily by issuing equity securities.  We have no funding commitments or arrangements for additional financing at this time and there is no assurance that we will be able to obtain any additional financing on terms acceptable to us, if at all.  The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.  Specific plans related to the use of proceeds will be devised once a financing has been completed and management knows what funds will be available for these purposes.

We did not raise any funds for either of the nine months ended February 28, 2005 and February 29, 2004.

Results of Operations

For the nine months ended February 29, 2005 we reported nominal interest income of $122 compared to interest income of $3,763 for the nine months ended February 29, 2004.  The interest we earned in 2005 decreased as a result of the depletion of our cash reserves for administrative and operating expenses and to carry out the 2004 diamond drill program on the Siwash Creek property.  For the three months ended February 28, 2005, we had net losses of $4,239 as compared to net losses of $10,514 for the three months ended February 29, 2004.  The decrease in net losses for the three months ended February 28, 2005 was the result of recovery of exploration and permit expenses of $14,888 from the Government of Quebec on the Torngat Property.

General and administrative (operating) expenses for the nine months ended February 28, 2005 consisted of management fees of $45,000 (2004 - $22,500), professional fees of $11,376 (2004 - $6,822), rent of $5,400 (2004 - $5,400), stock exchange and filing fees of $5,761 (2004 - $6,168), transfer agent fees of $3,457 (2004 - $3,471) office and miscellaneous of $2,589 (2004 - $3,704), and travel and promotion costs of $6921 (2004 - $868) were incurred during the nine months ended February 28, 2005.  During the nine months ended February 28, 2005, we also recorded a gain of $9,140 on the sale of marketable securities and we recovered $14,888 for exploration and permit expenses from the Government of Quebec on the Torngat Property.  Management fees and professional fees increased significantly from February 28, 2004 as a result of increased activities on our Siwash Creek Property.

During the nine months ended February 28, 2005 and the nine months ended February 29, 2004, no share purchase warrants or stock options were granted or exercised.

We do not have any employees; all of our services are carried out by the directors and officers or by consultants retained on an as needed basis.

Transactions with Related Parties

During the nine months ended February 28, 2005 we paid and accrued management fees of $45,000 (2004 - $22,500) and professional fees of $856 (2004 - $803) to a company controlled by one of our directors.

Share Capital

The Company's authorized share capital consists of 20,000,000 common shares without par value. As of April 7th, 2005, the total number of issued and outstanding common shares is 9,012,183 common shares.  We did not issue any shares during the nine month period ended February 28th, 2005.

Options

Our shareholders approved our 2003 Stock Option Plan on October 23rd, 2003, which provides for the issuance of stock options to acquire up 1,802,437 common shares in our capital stock.  As of April 7th, 2005, no stock options have been granted under the 2003 Stock Option Plan.

Warrants

As of April 7th, 2005, there are no share purchase warrants outstanding.

Deferred Exploration Costs

Siwash Property

Accumulated costs in respect of mineral claims owned, leased or under option for the nine months ended February 28, 2005 consist of the following:

	Siwash Silver Leases	2005 Total	2004 Total
Acquisition costs
Beginning balance	$ 205,000	$ 205,000	$ 258,550
Lease costs	12,760	12,760	-
Ending balance	217,760	217,760	258,550
		Deferred exploration	Deferred exploration
Beginning balance	764,907	764,907	839,732
Assay and sampling	3,120	3,120	-
Drilling	51,052	51,052	-
Geological assessment report	15,062	15,062	-
Geological and consulting services	20,689	20,689	-
Miscellaneous	-	-	1,150
Surveying	9,544	9,544	-
Ending balance	864,374	864,374	840,882

Total deferred costs	$1,082,134	$ 1,082,134	$ 1,099,432

Exhibit 99.3

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Anton J. Drescher, Chief Executive Officer of International Tower Hill Mines Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of International Tower Hill Mines Ltd., (the “Issuer”) for the interim period ending February 28, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  April 7th, 2005

“Anton J. Drescher”

Anton J. Drescher,

Chief Executive Officer

Exhibit 99.4

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Rowland Perkins, Chief Financial Officer of International Tower Hill Mines Ltd., certify that:

4.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of International Tower Hill Mines Ltd., (the “Issuer”) for the interim period ending February 28, 2005;

5.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

6.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  April 7th, 2005

“Norman J. Bonin”

Norman J. Bonin,

Chief Financial Officer

#507 – 837 West Hastings Street

Vancouver, BC    V6C 3N6

Tel:  (604) 685-1017

Fax:  (604) 685-5777

N E W S   R E L E A S E

JOINT VENTURE ON SIWASH MINERAL CLAIMS

March 31st, 2005 – International Tower Hill Mines Ltd. (TSX: ITH, OTC BB: ITHMF) (the “Company”) is pleased to announce that pursuant to a Mining Venture Agreement dated March 31st, 2005 with Ravencrest Resources Inc. (“Ravencrest”), the Company granted the right to Ravencrest to acquire a 50% interest in two claim groups, the Siwash 4 Mineral Claim, consisting of 16 units, and the Siwash 3 Mineral Claim, consisting of 16 units, located in southeastern British Columbia at Siwash Creek, in the Similkameen Mining Division (the “Property”).

Pursuant to the terms of the Mining Venture Agreement, the Company and Ravencrest will enter into a joint venture to explore the Property.  Ravencrest shall be responsible for conducting all exploration and development of the Property.

The Property is the subject of a Technical Report on the Precious and Base Metal potential of the Siwash Creek Property, Similkameen Mining Division, as prepared by APEX Geoscience Ltd., of Edmonton, Alberta, dated November 29, 2004.

In order to earn its 50% interest, Ravencrest must pay to the Company the sum of $25,000 and issue up to 100,000 common shares in the capital stock of Ravencrest at a deemed price of $0.10 per share.  Ravencrest is also required to carry out further work on the Property based on a work program recommended by APEX Geoscience Ltd. in the sum of $112,500 on or before March 31st, 2006.

Ravencrest is a reporting company in British Columbia.  The transaction is non-arm’s length as Anton J. Drescher, a director and controlling shareholder of the Company, is a director and controlling shareholder of Ravencrest.

The terms of the Mining Venture Agreement are subject to the approval of the TSX Venture Exchange.

About International Tower Hill Mines Ltd.

The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed.  The Company is currently in various exploration stages and has interests in properties in British Columbia (Siwash Silver Leases), Canada.

FOR FURTHER INFORMATION:

International Tower Hill Mines Ltd.

Mr. Anton Drescher, President

Tel: (604) 685-1017

Web site:  www.towerhillmines.com

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.